Exhibit 99.1

PowerBank Announces Strategic Investment in Orbit AI Following Successful Satellite Rocket Launch of the “Genesis” Space Mission

Toronto, Ontario, February 12, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in advanced solar energy and sustainable digital infrastructure is pleased to announce a definitive subscription agreement for a strategic investment of US$500,000 by PowerBank into Orbit AI. This milestone capital infusion follows the historic technical success of the “Orbit AI Genesis” mission in December 2025 and signals the beginning of a multi-phase global expansion, including a structured framework for additional future funding. This investment is being made in support of the previously announced collaboration framework agreement between the parties (see prior press release).

A Technological Breakthrough in Orbit

The investment comes as Orbit AI transitions from a technological proof-of-concept to fully operational infrastructure. On December 10, 2025, the “Orbit AI Genesis” satellite successfully achieved all mission objectives. As the world’s first system to integrate on-orbit blockchain validation—including active blockchain node operations—with AI inference computing, the satellite has verified the technical viability of the “Orbital Cloud” at the current scale.

Orbit AI has been circling Earth at approximately 7.59 km/s, completing a full orbit every 95 minutes at an altitude of roughly 547 km. Utilizing an agile and efficient supply chain and proprietary architecture designed by a core team of aerospace, AI, and solar energy experts from Tsinghua University, NTU, and HKU, the Genesis satellite leverages:

●	24/7 Solar Autonomy: Continuous access to high-intensity solar energy in Low Earth Orbit (LEO).
●	Passive Radiative Cooling: Utilizing the space vacuum to eliminate the massive thermal management costs that plague terrestrial AI clusters.
●	DeStarAI & DeStarlink: Integrating orbital AI compute infrastructure with a decentralized communication network to form a seamless digital layer in space.

Strategic Capital and Future Investment Framework

PowerBank is now one of the first solar and energy players moving into the space infrastructure market. The collaboration contemplates PowerBank supporting solar energy systems and adaptive thermal control solutions for future Oribt AI missions. The investment secures an economic interest in Orbit AI’s future.

Under the terms of the agreement, PowerBank has completed a US$500,000 strategic investment. To support the rapid scaling of the constellation, the agreement also establishes a framework for future capital participation. PowerBank maintains an option to increase its stake through an additional investment of US$500,000 within the next 12 months. This structure ensures that PowerBank remains a core partner as Orbit AI moves toward its next phase of commercial deployment.

“The successful operation of the Genesis satellite has turned a paradigm-shifting concept into a verified reality,” said Dr. Richard Lu, CEO of PowerBank. “By moving AI computing into space, we are bypassing the energy and cooling bottlenecks of Earth. This $500,000 investment, and the provisions for future expansion, is a testament to our long-term commitment to building a sovereign, AI-driven digital layer that operates beyond terrestrial limitations.”

Patrick Zhou, CEO of Smartlink AI, added: “Orbit AI is no longer just a vision; it is a functioning infrastructure. With the support of PowerBank’s expertise in advanced solar systems and this new capital, we are accelerating our roadmap to deploy 5,000 satellites by 2030, aiming to become the premier builder and operator of the global Space AI + communication constellation.”

Entering a Potential $700 Billion Market

Orbit AI is positioned at the intersection of three sectors: Satellite Communications, AI Infrastructure, and Blockchain. By 2032 projected size of Global Satellite Market is USD$615B1. Additional opportunities span orbital infrastructure, in-orbit data centers, and satellite data services, representing a combined market potential of USD$115.64B over the next decade2-4.

The terms of the investment are PowerBank has made a US$500,000 strategic investment in Orbit AI, enabling participation in this next-generation orbital infrastructure frontier. PowerBank maintains an option to increase its stake through an additional investment of US$500,000 within the next 12 months. With plans to achieve long-term operating costs lower than terrestrial AI clusters, Orbit AI intends to provide a sustainable and economically superior alternative for the next generation of global data processing. PowerBank is positioning itself as a shareholder and future collaboration partner with Orbit AI with the intention to support the energy backbone to this next-generation orbital infrastructure.

Orbit AI’s Chief Financial Officer is related to PowerBank’s CEO and Director, Dr. Richard Lu. Dr. Lu has disclosed this relationship to the PowerBank’s Board of Directors and abstained from voting on the approval of this transaction.

About PowerBank Corporation

PowerBank Corporation (NASDAQ: SUUN) is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal, and residential off-takers. PowerBank maximizes returns via a diverse portfolio across leading North American markets and has a potential development pipeline of over one gigawatt, with over 100 megawatts built to date. To learn more, visit www.powerbankcorp.com.

Notes

[1]: https://www.alliedmarketresearch.com/press-release/satellite-market.html?

[2]: https://www.thebusinessresearchcompany.com/report/orbital-infrastructure-global-market-report?

[3]:https://www.globenewswire.com/news-release/2025/04/08/3057428/28124/en/In-Orbit-Data-Centers-Market-Report-2025-Key-Players-like-NVIDIA-IBM-HPE-and-NASA-are-Pioneering-Scalable-Radiation-hardened-Computing-in-LEO.html?

[4]: https://www.precedenceresearch.com/satellite-data-services-market?

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: t ; Orbit AI and the Company are able to agree on commercial terms for the announced collaboration; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; Orbit AI and the Company fail to agree on commercial terms for the announced collaboration; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation